

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

Via Facsimile
Kit Leong Low
Chief Financial Officer
Focus Media Holding Limited
Unit No. 1, 20th Floor, The Centrium
60 Wyndham Street
Central, Hong Kong

> **Re:** **Focus Media Holding Limited**
> **Amendment No. 3 to Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed February 13, 2012**
> **File No. 000-51387**

Dear Mr. Low:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

General

1. We note your use of subsidiaries and that the majority of revenues are attributed to these entities where you hold equity directly. Please update your disclosure to address any plans to terminate your VIE contractual arrangements in light of satisfying the three year operating period under the Administrative Regulations on Foreign-invested Advertising Enterprises (2008) and the Catalogue for Guiding Foreign Investment in Industry (2007).

Risk Factors, page 7

General

2. Please revise your Risk Factors section to discuss whether you require site managers to receive approval from site owners or site owner committees to place your screens, posters or other advertising operations in a location. Discuss your practice, policy and status of approvals, for example, disclosing what percentage of screens by type has received proper approval from the applicable party. Discuss any penalties, fees or other impacts to your business.

3. We note your response to comment 1 from our letter dated January 30, 2012. We note that the goodwill remaining in your VIEs originated through acquisitions conducted by or structured as PRC operating affiliates (VIEs). We also note that you believe that all of this goodwill is appropriately tested for impairment under ASC 350 as one reporting unit. Please tell us the basis for only having one reporting unit in light of the distinct acquisitions that originated this goodwill. Provide us with a detailed analysis of the goodwill for each acquisition, the nature of the business acquired and the basis for your belief that the use of a single reporting unit is appropriate. Please incorporate the guidance in ASC 350-20-35 and ASC 280 in your response.

Risks Relating to Our ADSs and Our Trading Markets, page 34

A significant percentage of our outstanding ordinary shares is beneficially owned…, page 35

4. Please revise your Risk Factor section to discuss under a separate heading the limited reporting requirements for beneficial ownership under Section 16 of the Exchange Act in light of your status as a foreign private issuer. We note that your CEO, Jason Jiang, holds a significant ownership interest in Focus Media and is also party to agreements through JJ Media Investment Holding Limited, an entity he 100% controls, to potentially acquire additional shares of Focus Media Holdings Limited. Please expand your disclosure to include the purpose and effect of these agreements for Jason Jiang and on your public shareholders, respectively.

Our Corporate Structure and Contractual Arrangements, page 55

5. We note your response to comment 3 from our letter dated January 30, 2012. Please tell us what percentage of revenues are the result of operations from each of the following categories of entities as a group:

- The 38 "Other subsidiaries" of Focus Media Digital Information Technology (Shanghai) Co. Ltd.;

- The 6 "other subsidiaries" and "subsidiaries" falling under Hua Kuang Advertising Company Ltd. (Hong Kong); and

- The remainder of revenues attributable to other entities.

The entity names reflect the names used in your organization chart on page 57.

6. We note your response to comment 4 from our letter dated January 30, 2012. Please revise your disclosure to discuss the following:

- Tell us more about Mr. Jimmy Wei Yu including his background and history of involvement in your business. We note that on page 112 you state that Mr. Yu resigned his directorship in September 2009. Explain why he continues to hold an equity interest is several of your entities.

- We note your disclosure explaining the distinction between your operating subsidiaries, where you hold an equity interest, and your operating affiliates, where you rely on contractual arrangements to establish control. We also note that your operating affiliates' equity is held by your CEO, Jason Jiang, and Jimmy Wei Yu. Please explain why it is necessary to engage in contractual arrangements with your CEO to establish control over Shanghai Focus Media Advertisement Co., Ltd. and Shanghai Focus Media Advertising Agency Co., Ltd. versus obtaining direct ownership from Mr. Jiang, who serves as the Chief Executive Officer and also a significant shareholder in your company.

- We note that Shanghai Focus Media Advertisement Co., Ltd. holds equity interests in a total of 12 subsidiaries, including 6 entities that have shared ownership with other unrelated third party entities and individuals. Please explain why Shanghai Focus Media Advertisement Co., Ltd. does not hold all equity of these entities. Additionally, please discuss whether there are agreements in place to assure the collection of your share of revenues generated by these entities.

- Similarly, we note that 7 of the "Other Subsidiaries of Focus Media Digital Information Technology (Shanghai) Co., Ltd." listed beginning on page 58, are co-owned by unrelated third-parties. Please explain. Additionally, please discuss whether there are agreements in place to assure the collection of your share of revenues generated by these entities.

7. We note that in the Annex to your response to comments 8 and 9 from our letter dated December 22, 2011 you include an entity by the name "Focus Media Cultural Transmission Co., Ltd." In our comment letter dated January 30, 2012 we requested the inclusion of this Annex in addition to other clarifications about your organizational structure. We note that Focus Media Cultural Transmission Co., Ltd. is no longer listed

in your revised and expanded list of entities beginning on page 58 of your amended Form 20-F. Please explain and reconcile this and any other changes or exclusions from the Annex to your prior response.

8. We note your response to comment 5 from our letter dated January 30, 2012 including the termination of the OOH transactions with GBL III Ltd. controlled by Goldman Sachs and certain Management Entities, one of which, AdLite Limited, your CEO, Jason Jiang, holds an ownership interest. On page 117 you refer to Shanghai Hua Guang Chuanzhi OOH Ltd. as your "subsidiary that controls our traditional billboard advertising business" in which GBL III Limited agreed to acquire a 30% equity interest for $21 million and the Management Entities agreed to purchase 19% equity interest for $13.3 million. However, this entity is neither present on your organizational chart on page 57 nor listed as an entity in your disclosure beginning on page 58. Please explain and reconcile.

Item 5. Operating and Financial Review and Prospects, page 65

9. We note your response to comment 7 from our letter dated January 30, 2012. Please expand the critical accounting policy for consolidation on page 77 to include a description of the assets remaining in the VIE entities and your accounting policy for transferring operations to operating subsidiaries from the VIE affiliates. Explain the reason for transferring the underlying revenues without also allocating the goodwill to the indirect PRC operating subsidiaries. Explain the nature of any advertising contracts or equipment leases between the VIEs and the indirect PRC operating subsidiaries, including the reason that the goodwill is the only asset remaining on the VIE balance sheet while the revenues under operating leases are included in the indirect PRC operating subsidiaries.

10. Since it appears that the acquisitions included leases for revenue-producing equipment, please also include a critical accounting policy that explains how you performed the allocation of excess purchase price to goodwill and the reason that other intangible assets, such as customer relationships, advertising contracts, leases and other operating intangible assets, were not identified at the time of the acquisitions.

11. We note your response to comment 8 from our letter dated January 30, 2012. We note in your response that you consider the OOH business to differ from your other business primarily because the outdoor billboards only allow for one advertisement for a given period of time and therefore have a significantly different cost structure. We also note in your Form 6-K filed November 30, 2011 that 29,878 LCD 1.0 screens were included in your LCD screens segment, but that they are unable to accommodate more than one advertisement at a time, similar to a poster frame, due to the unavailability of electricity to the screen. These LCD 1.0 screens seem to be more appropriately classified as assets in the Poster Frame Network segment or the Traditional Outdoor Billboards segment based on the nature of the revenue described and the similarities to fixed frame posters.

Please restate the segment data disclosed in Note 18 to the financial statements on page F-34 to reclassify the LCD 1.0 screens to another segment or a separate segment or tell us why you believe such classification is not appropriate.

Acquisitions, page 79

12. We note your response to comment 11 from our letter dated January 30, 2012. Please revise your disclosure to include the table provided in your response dated February 13, 2012.

Agreements among Us, Our PRC Operating Subsidiaries….page 113

13. We note your disclosure that your contractual agreements with your PRC operating affiliates and their respective shareholders do not provide your PRC operating affiliates with a right to exit with the payment of termination fees. However, you state that "the parties do possess certain statutory rights under PRC Contract law to unilaterally terminate an agreement." Please provide us with an analysis as to these certain statutory rights under PRC Contract law to unilaterally terminate an agreement, including the basis for same in what situation this may present itself with respect to your contractual agreements with your PRC operating affiliates.

Transfer of Ownership When Permitted by Law….page 113

14. We note your disclosure regarding what the shareholders of the PRC operating affiliates agree not to do without prior written consent of the relevant PRC operating subsidiary and what they agree to ensure. Please disclose whether or not there is any agreement, to ensure validity of the rights included in the contractual agreements, to register equity pledge agreements to affect the pledge.

Financial Statements

Note 3 – Variable Interest Entities, page F-16

15. We note your response to comment 11 from our letter dated January 30, 2012 in which you state that you do not believe that the VIE disclosures are material disclosure required by GAAP and therefore intend to only make such disclosures in future filings. Please amend the financial statements to include the disclosure required pursuant to ASC 810-10-50, since the assets of the VIE, including goodwill, are material to total assets.

You may contact Claire DeLabar, Staff Accountant, at 202-551-3349 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Facsimile
        Chris Lin, Esq.
        Simpson Thacher & Bartlett LLP